UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                                 INACOM CORP.
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                  45323G-10-9
                                (CUSIP Number)

                       Rick Inatome 1800 West Maple Road
                             Troy, Michigan 48084
                                (810) 649-5580
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 7, 1996
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Rick Inatome

 2   Check The Appropriate Box If A Member Of A Group*               (a)[X]
                                                                     (b)[ ]

 3   SEC Use Only



 4   Source of Funds*

     OO, PF

 5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     U.S.A.
                7    Sole Voting Power

  Number Of             -0-
   Shares       8    Shared Voting Power
 Beneficially
   Owned By           526,464
     Each       9    Sole Dispositive Power
  Reporting
   Person             313,399
    With        10   Shared Dispositive Power

                       88,622
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       526,464

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares*

 13  Percent Of Class Represented By Amount In Row (11)

       5.2%

 14  Type Of Reporting Person*

     IN

1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph T. Inatome

 2   Check The Appropriate Box If A Member Of A Group*               (a)[X]
                                                                     (b)[ ]

 3   SEC Use Only



 4   Source of Funds*

     OO, PF

 5  Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


 6   Citizenship Or Place of Organization

     U.S.A.
                7    Sole Voting Power

  Number Of             -0-
   Shares       8    Shared Voting Power
 Beneficially
   Owned By            526,464
     Each       9    Sole Dispositive Power
  Reporting
   Person               74,698
    With        10   Shared Dispositive Power

                        -0-
 11  Aggregate Amount of Beneficially Owned By Each Reporting Person

       526,464

 12  Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
     Certain Shares*

 13  Percent Of Class Represented By Amount In Row (11)

       5.2%
 14  Type Of Reporting Person*

     IN

         This is the eighth amendment to a Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 16, 1991 (the "Original Statement") by Rick Inatome and Joseph Inatome with respect to the common stock, par value $.10 per share (the "Common Stock"), of InaCom Corp., a Delaware corporation (the "Issuer"). Item 5 of the Original Statement, as amended, is further amended as set forth below:

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) and (b) are amended and restated in their entirety to read as follows:

         (a) Rick Inatome and Joseph Inatome each beneficially own 526,464 shares of Common Stock, constituting approximately 5.2% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock beneficially owned includes 111,665 shares which Rick Inatome has the right to acquire pursuant to employee stock options which are exercisable currently or within the next 60 days, and 1,122 shares beneficially owned by Joyce Inatome, the spouse of Rick Inatome.

         (b) Ownership of the shares disclosed above in paragraph 5(a) and the power of Rick Inatome and Joseph Inatome to vote and dispose of such shares is described below. Voting power with respect to all such shares is reported as shared among Rick Inatome and Joseph Inatome by virtue of the 1993 Voting Agreement pursuant to which they have been appointed proxies to vote shares held by them and their spouses.


                                                  Voting     Dispositive
# Shares         Manner Owned                      Power        Power
--------         ------------                     ------     -----------

201,734   Rick Inatome individually               shared       sole(1)
 87,500   Rick & Nan Inatome jointly              shared       shared(2)
  1,122   Rick & Joyce Inatome jointly            shared       shared(3)
  1,122   Joyce Inatome under UGMA                shared       none
 74,968   Joseph Inatome individually             shared       sole(4)
 48,353   Nan Inatome individually                shared       none
111,665   Rick Inatome, options exercisable
          currently or within 60 days             shared       sole

(1) Includes 12,370 shares as to which disposition power is subject to the terms of the Issuer's 1990 Stock Plan.
(2) Dispositive power is shared between Rick Inatome and Nan Inatome by virtue of joint ownership.
(3) Voting and dispositive power is shared between Rick Inatome and Joyce Inatome by virtue of joint ownership.
(4) Includes 2,900 shares as to which disposition power is subject to the terms of the Issuer's 1990 Stock Plan.

         (c)     Paragraph (c) is amended to add the following information:

         The Inatomes have engaged in the following transactions in the Common Stock since the date of the preceding amendment to the Original
Statement:

         Rick Inatome made the following market sales:

        Date              Shares             Price
        ----              ------             -----

       7/25/95            30,000            $15.00
       8/08/95            10,000             13.75
       2/28/96             5,000             18.00
       2/28/96             5,000             18.375
       2/29/96             5,000             17.875
       3/04/96             3,000             17.750
       3/07/96             5,000             17.750
       3/07/96             5,000             18.250


         Nan Inatome made the following market sales:

        Date              Shares             Price
        ----              ------             -----

       2/13/96             2,000            $15.065
       2/14/96             5,000             14.875
       2/14/96             5,000             14.9375
       2/15/96             2,000             15.1875
       2/20/96             5,000             15.50
       2/22/96             2,000             16.25
       2/22/96             2,000             15.75
       2/22/96             2,000             16.625
       2/23/96             2,000             17.00
       2/27/96             3,000             17.125


                                   SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Dated: March 22, 1996


/s/ Rick Inatome
-----------------------
Rick Inatome



/s/ Joseph T. Inatome
-----------------------
Joseph T. Inatome